EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratio of earnings to fixed charges, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated by determining the sum of: (a) loss before income tax; (b) interest expense before preferred security dividends of consolidated subsidiaries and (c) amortization of capitalized interest.

Fixed charges are comprised of interest expense (including amortization of debt issuance costs), interest capitalised and preferred security dividends of consolidated subsidiaries.

	Amount in INR 000’s

	For the Year Ended March 31,			For the Six Months Ended
	2015	2016	2017	September 30, 2017
Ratio of earnings to fixed charges

Computation of Earnings:
(Loss) before income tax	(835,478)	(1,327,095)	(299,236)	(1,156,747)
Interest expense *	999,630	2,325,776	2,763,992	3,551,961
Amortization of Capitalized Interest	4,142	14,209	20,333	14,522
Total Earning/(loss) available for fixed charges	168,294	1,012,890	2,485,089	2,409,736

Computation of Fixed Charges:
Interest expense *	999,630	2,325,776	2,763,992	3,551,961
Interest capitalized	155,012	219,166	256,802	110,817
Redeemable non-controlling Interest	-	29,825	44,073	22,097
Fixed Charges	1,154,642	2,574,767	3,064,867	3,684,875

Ratio of Earnings to Fixed Charges:	-	-	-	-
Earnings are inadequate to cover fixed charges in the amount of:	(986,348)	(1,561,877)	(579,778)	(1,275,139)

* Includes onetime refinance cost relating to non-cash write offs of unamortised deferred financing cost and one-time prepayment fees for debt refinancing of INR 62,095 during the year ended March 31, 2017 and INR 1,273,900 during year to date September 30, 2017.